ACT ICA
SECTION 17(a)
RULE 2a-7
PUBLIC AVAILABILITY Oct. 22, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

John Ford
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799

Re: Touchstone Investment Trust-Institutional Money Market Fund and Money Market Fund (File No. 811-02538)
Touchstone Variable Series Trust-Money Market Fund (File No. 811-08416)

Dear Mr. Ford:

Your letter of September 26, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Touchstone Investment Trust ("TINT"), on behalf of its separate series Institutional Money Market Fund ("TINT MMF") and Money Market Fund (together with the TINT MMF, the "TINT Funds"), Touchstone Variable Series Trust ("TVST"), on behalf of its separate series Money Market Fund ("TVST MMF") (together with the TINT Funds, the "Funds"), and Touchstone Advisors, Inc. ("Touchstone"), enter into the arrangement summarized below and more fully described in the letter. Touchstone is the investment adviser to the Funds and therefore is an affiliated person as defined in Section 2(a)(3) of the Act.

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

TINT and TVST are each open-end management investment companies that are registered with the Commission under the Act. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that each Fund held in its portfolio commercial paper (the "Notes") issued by Morgan Stanley and Wachovia. You state that in light of the recent volatility in the market for money market fund instruments including the Notes, the Adviser believes and has conveyed to the Board of Trustees of the Trusts (the "Board"), that market conditions could result in the Notes, despite remaining Eligible Securities, as defined in rule 2a-7, being valued at an amount that is under their amortized cost to such a degree (and by such an amount) that each Fund may no longer maintain a stable net asset value per share. You state further that the Adviser believes that the Notes continue to present minimal credit risk and has determined that it would not be in the best interests of each Fund or its shareholders to dispose of the Notes at this time.

Money market funds are required by rule 2a-7 to calculate, at such intervals as the board of directors determines appropriate and reasonable in light of current market conditions, the extent of any deviation between a fund's current market-based net asset value per share from a fund's amortized cost price per share. This process is referred to in the rule as "shadow pricing." You state that in order to prevent any losses realized upon the ultimate disposition of the Notes from adversely affecting each Fund's market-based net asset value per share, Touchstone would enter into capital support agreements with TINT and TVST, on behalf of each Fund (an "Agreement"), forms of which were provided to the staff.

You state that each Fund would have a right to receive a cash contribution from Touchstone under the relevant Agreement in any of the following circumstances (each, a "Contribution Event"): (i) any sale of Notes by the Fund for cash in an amount less than the amortized cost value of the Notes; (ii) receipt of a final payment on any Notes in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging Morgan Stanley or Wachovia from liability for the Notes and providing for payments in an amount less than the amortized cost value of the Notes; or (iv) receipt of new securities that are eligible securities in exchange for or in replacement of any Notes if the amortized cost value of the new securities is less than the amortized cost value of the Notes exchanged or replaced.

You represent with respect to each Agreement that:

(i) The Agreement would obligate Touchstone upon the occurrence of a Contribution Event to make a cash contribution to the Fund (up to the maximum amount specified in the Agreement) in an amount necessary to maintain the Fund's net asset value per share at $0.995 or such greater amount as may be specified under the terms of the Agreement;

(ii) The Agreement would be entered into at no cost to the Fund, and Touchstone would not obtain any shares from the Fund in exchange for its contribution;

(iii) The Fund will sell all the Notes it holds promptly on the business day immediately prior to the expiration date specified in the Agreement, if such sale would trigger a cash contribution under the Agreement; and

(iv) The Board of the Fund has reviewed and approved the Agreement, including the maximum contribution amount, and has determined that it is in the best interests of the Fund and its shareholders for Touchstone to provide the Agreement.

You state that Touchstone does not have its own credit rating, but that Touchstone's commitment under each Agreement will be guaranteed by one or more guarantees provided by The Western and Southern Life Insurance Company (the "Guarantor"). Touchstone is an indirect wholly-owned subsidiary of the Guarantor. You represent with respect to the guarantee that if Touchstone fails to make a capital contribution to the relevant Fund under the Agreement, the Guarantor will make such payments pursuant to the relevant guaranty. You represent further that these guaranties would be issued at the expense of Touchstone for the benefit of the relevant Fund.

The Guarantor does not have short-term credit ratings, but the Board has determined that its obligations are of comparable quality to Second-Tier Securities as defined in rule 2a-7. In light of this, you state that during the term of the Agreement, the Guarantor's obligations would be supported by a segregated account established for the benefit of each Fund and consist of cash or cash equivalent securities equal to the maximum contribution amount under the Agreement. You represent the following:

(i) Because the Guarantor's obligations under each Agreement are fully supported by a corresponding segregated account, the Board has determined pursuant to rule 2a-7(a)(10)(ii) that if the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would be an Eligible Security because it is of comparable quality to a security that is a First Tier Security as defined in rule 2a-7;

(ii) The Board has determined that the Agreement presents minimal credit risks with respect to the Fund;

(iii) The bank at which the segregated account would be maintained would be a qualified custodian under Section 17 of the Act;

(iv) The segregated account would consist of cash or cash equivalents equal to the maximum contribution amount under each Agreement and may be reduced only by the amount of any capital contribution made by Touchstone or the Guarantor to each Fund;

(v) The assets of each segregated account would be available to the each Fund by means of a transfer initiated by each Fund without the requirement of further action or consent by Touchstone or the Guarantor; and

(vi) Each Fund will withdraw funds from its segregated account if Touchstone fails to make a capital contribution when due under the Agreement.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act if each of TINT and TVST, on behalf of their respective Funds, and Touchstone enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

Very truly yours,

Dalia Osman Blass
Senior Counsel

4 This letter confirms oral no-action relief provided by the undersigned to John Ford on September 26, 2008.

5 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Series Funds' request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Pepper Hamilton LLP
Attorneys at Law

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

John M. Ford
direct dial: 215.981.4009
direct fax: 215.981.4750
fordjm@pepperlaw.com

September 26, 2008

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of Touchstone Investment Trust (File No. 811-02538) ("TINT"), an investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"), of which the Institutional Money Market Fund and the Money Market Fund are series, Touchstone Variable Series Trust (File No. 811-08416) ("TVST" and when used collectively with TINT, the "Trusts"), an investment company registered under the 1940 Act, of which the Money Market Fund is a series, and Touchstone Advisors, Inc. ("Adviser"), an investment adviser registered under the Investment Advisers Act of 1940, as amended, which serves as investment adviser to the TINT Institutional Money Market Fund, TINT Money Market Fund and TVST Money Market Fund (each a "Fund" and collectively, the "Funds") to seek your assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Section 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if the Trusts, on behalf of each Fund, enter into a Capital Support Agreement for the Fund (in the form provided to you), in the circumstances described below, with the Adviser.

Each Fund is a money market fund that seeks to maintain a stable net asset value ("NAV") per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Each Fund currently holds in its portfolio notes issued by Morgan Stanley and Wachovia in the amounts listed in Appendix A ("Notes"). In light of the recent volatility in the market for money market fund instruments including the Notes, the Adviser believes, and has conveyed to the Board of Trustees of the Trusts ("Board"), that market conditions could result in the Notes being valued at an amount that is under their amortized cost to such a degree (or by such an amount) that a Fund is no longer able to maintain a stable net asset value per share of $1.00. The Adviser believes that the Notes continue to present minimal credit risks and has determined that it would not be in the best interests of any Fund or its shareholders to dispose of the Notes at this time in light of the current market environment.

In order to mitigate any negative impact that market conditions may have on the price of the Notes, which in turn could harm the Funds and their respective shareholders, although under no obligation to do so, the Adviser and the Board of each Trust, including a majority of the Trustees that are not interested persons of the Funds ("Independent Trustees"), on behalf of its respective Funds, have determined to seek the authority to enter into a Capital Support Agreement for each Fund. Under each of the three Capital Support Agreements, the Adviser would be obligated to provide a capital contribution to the Fund if, as a result of the Notes being valued at an amount that is under their amortized cost to such a degree (or by such an amount) that a Fund is no longer able to maintain a stable net asset value per share,[1] the market-based NAV per share of the Fund otherwise would drop below $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement. The amount of any such capital contribution will be that amount necessary to maintain a Fund's market-based NAV per share at $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement, subject to an aggregate maximum amount set forth in the Capital Support Agreement. The Affiliate will not receive any compensation from the Fund for entering into the Capital Support Agreement or any Fund shares for its capital contributions to the Fund pursuant to the Capital Support Agreement.

The Adviser does not have its own credit rating, but the Adviser's commitment under the Capital Support Agreement will be guaranteed by one or more guaranties provided by The Western and Southern Life Insurance Company, an Ohio-domiciled life insurance company of which the Adviser is an indirect wholly-owned subsidiary (the "Guarantor"). If the Adviser fails

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1 The Adviser would be obligated to provide a capital contribution to the Fund, pursuant to the Capital Support Agreement, if losses were realized by the Fund as a result of any of the following occurrences: (i) any sale of the Notes by the Fund for cash in an amount, after deduction of any commissions or similar transaction costs, less than the amortized cost value of the Note sold as of the date of settlement; (ii) the receipt of final payment on the Notes in an amount less than the amortized cost value of the Notes as of the date such payment is received; (iii) the issuance of orders by a court having jurisdiction over the matter discharging Morgan Stanley from liability for the Notes and providing for payments on those Notes in an amount less than the amortized cost value of the Notes as of the date such payment is received; or (iv) the receipt of any security or other instrument in exchange for, or as a replacement of, the Notes as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which the Notes are exchanged for, or replaced with, new securities of Morgan Stanley or a third party and such new securities are or become "Eligible Securities," as defined in sub-paragraph (a)(10) of Rule 2a-7, and have a value that is less than the amortized cost of the Notes on the date the Fund receives such new securities.

to make a capital contribution to the Fund pursuant to the Capital Support Agreement, the Guarantor will make such payments pursuant to the relevant guaranty. These guaranties would be issued at the expense of the Adviser for the benefit of the Fund.

During the term of each Capital Support Agreement, the Guarantor's obligations would be supported by a segregated account established by the Guarantor at a qualified custodian under section 17(f) of the 1940 Act. Each segregated account would be established for the benefit of the Fund and would consist of cash or cash equivalent securities equal to the maximum contribution amount under the Capital Support Agreement, as such amount may be reduced by any capital contributions previously made by the Adviser or the Guarantor. The assets of each segregated account would be available to the respective supported Fund by means of a transfer initiated by the Fund without the requirement of further action or consent by the Adviser or the Guarantor. The Fund will make a withdrawal from the segregated account if the Adviser fails to make a capital contribution when due under the Capital Support Agreement.

We note that each Capital Support Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. The obligations of the Guarantor under each Capital Support Agreement would be fully supported by a corresponding segregated account containing cash or cash equivalents, and the Fund would be able to access each segregated account without any further action or consent by the Guarantor. The Board has determined pursuant to Rule 2a-7 that the Capital Support Agreements are of comparable quality to securities that are "First Tier Securities" as described in Rule 2a-7.[2] Accordingly, if deemed to be a security, each Capital Support Agreement would be an "Eligible Security" for purposes of Rule 2a-7.[3] The Board also has determined, pursuant to delegated authority, that the Capital Support Agreements present minimal credit risks in accordance with Rule 2a-7 under the 1940 Act.

In respect of the Guarantor's escrow obligations pursuant to the Capital Support Agreements, the Board has determined that the Capital Support Agreements present minimal

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2 The Guarantor has obtained insurance company financial strength ratings of A++ (Superior) from A.M. Best, AA+ (Very Strong) from Standard & Poor's, Aa2 (Excellent) from Moody's Investors Services and AA+ from Fitch Ratings. Absent the Guarantor's escrow obligations as outlined above, the Board or its delegate has concluded that the Capital Support Agreements would be comparable to a Second Tier Security, as defined in sub-paragraph (a)(22) of Rule 2a-7, based solely on the Guarantor's financial strength ratings.

3 The definition of "First Tier Security" includes an "Eligible Security" that is an "Unrated Security" that is of comparable quality to a security meeting the requirements for a "Rated Security", as determined by a fund's board of directors. The Capital Support Agreements are Unrated Securities that the Board or its delegate has concluded are comparable to a First Tier Security based primarily on the Guarantor's escrow obligations as outlined above. The definition of "Eligible Security" also includes an "Unrated Security" that is of comparable quality to a security meeting the requirements for a "Rated Security", as determined by a fund's board of directors.

credit risks for the Funds comparable to those of "Rated Securities" that are "First Tier Securities" as those terms are defined under Rule 2a-7 under the 1940 Act. As such, if a Capital Support Agreement is deemed to be a security within the meaning of the Section 2(a)(36) of the 1940 Act, it would be an Eligible Security under Rule 2a-7 because the guaranty provided by the Guarantor is a "Guarantee" that qualifies as a First Tier Security. Because the Notes are First Tier Securities and have been determined to continue to present minimal credit risks, the Funds will continue to rely on the credit quality of the Notes until such time as capital support becomes necessary due to market conditions, pursuant to the terms of the Capital Support Agreements.

Each Capital Support Agreement will terminate upon the earlier to occur of (i) the repayment in full, in cash, of all Notes; (ii) the Adviser having made capital contributions equal to the maximum contribution amount; or (iii) so long as the Adviser or the Guarantor are not in default with respect to their obligations under the Capital Support Agreement, the specified termination date (the "Termination Date"). In addition, the terms of the Capital Support Agreements obligate the Fund to sell the Notes: (i) within fifteen (15) calendar days following any failure by the Guarantor to satisfy the escrow requirements such that the Guarantor's obligations no longer qualify as "First Tier Securities," as defined in sub-paragraph (a)(12) of Rule 2a-7; or (ii) on the business day immediately prior to the Termination Date, provided that the Fund shall not be required to complete any such sale if (A) the amount the Fund expects to receive on such sale date would not result in a loss or the payment of a capital contribution amount, or (B) with respect to an event described above in sub-paragraph 2(c)(i) of the Capital Support Agreement, if the Adviser substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within fifteen (15) calendar days from the occurrence of such event and during that 15 day period the Guarantor's obligations qualify as Second Tier Securities. Similarly, the Capital Support Agreements include additional provisions in paragraph 8(i) requiring their termination no later than fifteen (15) calendar days following the occurrence of any failure to satisfy the terms of the Capital Support Agreements relating to escrow requirements unless the Adviser makes arrangements for a substitute obligation or credit support, as discussed above.

The Board, including a majority of the Independent Trustees, has approved the terms of each Capital Support Agreement, including (i) the aggregate maximum capital contribution amount, (ii) the obligation by the Guarantor to satisfy the escrow requirements described above or, alternatively, (iii) substitute an obligation or credit support that satisfies the requirement of a First Tier Security, and determined that entering into the Capital Support Agreements is in the best interests of each Fund and its shareholders.

Analysis

The Adviser is an "affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act and the Guarantor is an "affiliated person" of an "affiliated person" of the Fund. The Capital Support Agreement may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company.

The proposed Capital Support Agreements may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission. The transactions in which the Fund may participate pursuant to the terms of the Capital Support Agreements may raise issues under Section 17(a) and or Section 17(d) because they arguably could be deemed to involve the transfer of securities or other property or alternatively be deemed a joint arrangement.

Entering into the proposed Capital Support Agreements also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to the Fund's investment adviser, or any affiliated persons of the Fund's investment adviser.

By entering into the proposed Capital Support Agreements, the Adviser may be considered to have violated Section 17(a)(1), 17(d) or 12(d)(3). We submit that, notwithstanding the potential violations, entering into the Capital Support Agreements is in the best interest of each Fund and its shareholders. The Capital Support Agreements effectively limit the risk to the Fund and its shareholders that losses arising from the Fund's current exposure to the Notes might cause the Fund to "break the buck." The Staff has previously recognized that entering into a capital support agreement with an affiliate may be appropriate in certain situations to avoid potential loss to shareholders.[4]

The capital support agreement in *SEI Daily Income Trust*[5] operates in essentially the same fashion as the Capital Support Agreement. In *SEI Daily Income Trust*, the fund and its affiliate entered into a capital support agreement designed to prevent any losses realized on the notes from causing the fund's market-based NAV per share to fall below $0.995. The capital support agreement obligated the affiliate to make a contribution to the fund up to the maximum specified in the capital support agreement. Furthermore, in *SEI Daily Income Trust*, the affiliate agreed not to obtain any shares or other consideration from the fund for its contribution.

Similarly, the Capital Support Agreement for each Fund will be entered into by the Trust, on behalf of the Fund, and the Adviser in an effort to prevent any losses realized on the Notes from causing the Fund's market-based NAV per share to fall below $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement. Each Capital Support Agreement obligates the Adviser to make contributions to the Fund up to the aggregate

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4 *See, e.g., SEI Daily Income Trust—Prime Obligation Fund* (November 9, 2007) ("SEI Daily Income Trust") ; *see also, HSBC Investor Funds—HSBC Investor Money Market Fund* (Jan. 18, 2008).

5 *Id.*

maximum specified in the Capital Support Agreement. The Adviser would not obtain any shares or other consideration from the Fund for its contribution.

Based upon the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action if the Trusts enter into the Capital Support Agreements for the Funds with the Adviser.

Please contact the undersigned at 215.981.4009 should you have any questions or comments regarding this request.

Sincerely,

John M. Ford

APPENDIX A TO NO-ACTION REQUEST

FUND	ISSUER	AMOUNT (000)	CUSIP	MATURITY DATE
TINT Touchstone Institutional Money Market Fund	Morgan Stanley	$5,060	61746BAL0	01/15/2009
	Wachovia Corp.	$629	337358AU9	10/30/2008
	Southtrust Bank, NA	$1,400	8447HBAB8	11/15/2008
	Wachovia Corp	$3,360	929771AL7	12/15/2008
	Wachovia Bank	$200	92976FBC6	12/26/2008
	Wachovia Corp	$1,050	337358AV7	01/15/2009
	Wachovia Corp	$1,040	929771AM5	03/15/2009
TINT Touchstone Money Market Fund	Morgan Stanley	$5,100	61746BAL0	01/15/2009
	Wachovia Corp.	$700	337358AU9	10/30/2008
	Southtrust Bank, NA	$1,600	8447HBAB8	11/15/2008
	Wachovia Bank	$100	33738MAC5	12/01/2008
	Wachovia Corp	$3,360	929771AL7	12/15/2008
	Wachovia Corp	$490	929771AC7	02/01/2009
	Wachovia Corp	$120	929903AD4	02/17/2009
TVST Touchstone Money Market Fund	Morgan Stanley	$2,253	61746BAL0	01/15/2009
	Wachovia Corp	$1,500	929771AL7	12/15/2008

END